                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person


Scharf                               Gilbert                       D.
(Last)                               (First)                       (Middle)


P.O. Box 1124
                                     (Street)


Ponte Vedra Beach                    Florida                       32004
(City)                               (State)                       (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Maxcor Financial Group Inc. (Common Stock: "MAXF")


3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year

     12/97

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

/X/ Director                            / / 10% Owner
/X/ Officer (give title below)          / / Other (specify below)

President, Chairman of the Board of Chief Executive Officer
-----------------------------------------------------------

7.   Individual or Joint/Group Filing (Check applicable line)

/X/  Form filed by One Reporting Person
/ /  Form filed by More than One Reporting Person

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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned at     Direct      7. Nature of
                                  Date        Code        -----------------------------     End of       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Month        Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
a.  Common Stock, par value    12/31/97    P              50,000        A    $2.4375     655,339      D
    $.001

b.  Common Stock, par value                                                              345,794      I              By Gilbert D.
    $.001                                                                                                            Scharf Living
                                                                                                                     Trust (of which
                                                                                                                     the Reporting
                                                                                                                     Person is sole
                                                                                                                     trustee)

c.

d.

e.

f.


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
                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
a.

b.

                                                                                      9. Number of
                                                                                         Derivative  10. Ownership
                                                                                         Securities      Form of
                             7. Title and Amount of Underlying                           Benefi-         Derivative
                                Securities (Instr. 3 and 4)                              cially          Security:   11. Nature of
                             ----------------------------------------  8. Price of       Owned at        Direct          Indirect
                                                           Amount or      Derivative     End of          (D) or          Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           Indirect        Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (I)             (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
a.

b.

Explanation of Responses:


/s/ Gilbert D. Scharf                         January 9, 1998
------------------------------------          ----------------------------
**Signature of Reporting Person                       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficent, see Instruction 6 for procedure.

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